Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year ended December 31,
(In millions)	2014	2013	2012	2011	2010	2009

Earnings:
Pre-tax income	$474.7	$524.1	$520.1	$524.3	$461.4	$382.2
Add: Fixed charges	116.7	157.2	174.4	161.8	150.1	154.5
Subtotal	591.4	681.3	694.5	686.1	611.5	536.7

Subtract:
Allowance for borrowed funds used during construction	1.7	3.4	3.5	10.4	5.5	8.3
Other capitalized interest	—	2.0	4.5	8.7	2.5	6.3
Total earnings	589.7	675.9	686.5	667.0	603.5	522.1

Fixed Charges:
Interest on long-term debt	109.2	147.6	163.4	154.8	141.8	143.6
Interest on short-term debt and other interest charges	5.1	5.3	8.7	5.2	5.9	8.4
Calculated interest on leased property	2.5	4.3	2.3	1.8	2.4	2.5
Total fixed charges	$116.8	$157.2	$174.4	$161.8	$150.1	$154.5

Ratio of Earnings to Fixed Charges	5.05	4.30	3.94	4.12	4.02	3.38